TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

4 1 0 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN

(C.P.O.BOX 1576 [redacted]0-8694, JAPAN)
[redacted]281
[redacted]-3)3479-4224

Europe Middle East: Amsterdam, Antwerp, Bahrain, Barcelona, Berlin, Bologna, Brussels, Budapest, Cairo, Düsseldorf, Frankfurt, Geneva, Kyiv, London, Madrid, Milan, Moscow, Munich, Paris, Prague, Riyadh, Rome, St.Petersburg, Stockholm, Warsaw, Zürich

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02049946

FILE NO. 82-4861

August 29, 2002

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
SEP 0 9 2002
WASH, D.C. 154 SECTION

PROCESSED
SEP 2 0 2002
THOMSON FINANCIAL

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

- Notice of the 12th Ordinary General Meeting of Shareholders (English translation)
- Notice of Resolutions of the 12th Ordinary General Meeting of Shareholders (English translation)

Yours very truly,

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

9/11

(Translation)

June 4, 2002

To the Shareholders:

NOTICE OF THE 12TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 12th Ordinary General Meeting of Shareholders of the Company will be held as set forth below and you are cordially invited to attend the meeting.

If you are not expected to be present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your name and seal.

Yours very truly,

Shigeki Matsuoka
President and Representative Director

MegaChips Corporation
1-6, Miyahara 4-chome,
Yodogawa-ku, Osaka

Description

1. Date and hour:

   June 25 (Tuesday), 2002, 10:00 a.m.

2. Place:

   Osaka Science & Technology Center, 8F Large Hall
   8-4, Utsubo-Honmachi 1-chome, Nishi-ku, Osaka

3. Matters forming the objects of the meeting:

   Matters to be reported:

   Report on the balance sheet as of March 31, 2002 and the business report and statement of income for the 12th business year (from April 1, 2001 to March 31, 2002).

   Matters to be resolved:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 12th business year
Proposition No. 2:	Amendment to the Articles of Incorporation
Proposition No. 3:	Acquisition by the Company of its own shares
Proposition No. 4:	Election of one Director
Proposition No. 5:	Election of two Statutory Auditors
Proposition No. 6:	Granting of retiring gratuities to the retiring Directors and Statutory Auditor and payments upon the abolition of the plan of officers' retiring gratuities

\- - - - -

In attending the meeting, please present the enclosed voting form to a receptionist at the meeting.

(Attached document)

BUSINESS REPORT

(For the period from April 1, 2001 to March 31, 2002)

1. Outline of business activities

(1) Business trend and achievement:

The Japanese economy during the business year under review remained in a persistent slump, as shown in a sharp decline in corporate earnings, severe employment situations, a slump in private spending and a sluggish stock market, due to the global IT slump.

In the electronic machinery and equipment industry in which the Company belongs, in spite of the rapid spread of information networks represented by ADSL, among other things, the market for personal computers, portable information and other telecommunications devices and digital audio-visual (AV) equipment experienced very hard times.

Under these circumstances, the Company actively engaged in business activities by focusing its resources on the development of system LSIs in the areas of images, sounds and communications and exerted its efforts to develop and market customer-specific LSIs (ASIC), which are the basis of business of the Company, application-specific standard products (ASSP), promising products, and system products equipped with its originally developed system LSIs.

As a result, during the first half of the business year under review, demand for its LSIs and system products increased steadily and the Company achieved good results in spite of the severe economic situations. During the second half of the year, however, demand for its LSIs and system products declined. Consequently, the Company recorded poor results, with sales, ordinary profit and profit for the year, respectively accounting for ¥34,649 million (a 32.5% decrease from the previous business year), ¥2,728 million (a 24.7% decrease) and ¥1,339 million (a 27.1% decrease).

With regard to dividends to shareholders, in appreciation of our shareholders' support, management proposes to pay an ordinary dividend of ¥10 per share, an increase of ¥2 per share from the previous business year. Additionally, the Company has created a shareholder special benefit plan, under which the Company will send small gifts annually to the shareholders holding 100 shares (one unit of shares) or more as of March 31 of each year. To meet the shareholders' expectations, the Company will continue to exert its company-wide efforts to increase its market value. Management sincerely hopes that its shareholders will continue giving the Company their full support and encouragement.

(2) Business performance by department:

(i) LSI business:

Sales of customer-specific LSIs (ASIC) amounted to ¥28,750 million (a 33.6% decrease from the previous business year) as demand for LSIs for storing game software (custom mask ROMs) and other system LSIs for use in conventional models decreased while demand for those for use in new models remained firm. Sales of application-specific standard products (ASSP) amounted to ¥3,714 million (a 9.5% decrease), due to a decrease in demand for conventional products while new products, such as one-chip LSIs for digital still cameras and image format conversion LSIs for digital TVs contributed to sales.

Consequently, sales in the LSI business amounted to ¥32,465 million (a 32.4% decrease from the previous business year).

(ii) System business:

Sales in the commercial system business amounted to ¥2,116 million (a 6.4% increase from the previous business year), due to an increase in sales of digital image recording and transmitting systems resulting from the advance of digitalization and aggressive business development in the security and monitoring field. In the consumer system business, sales amounted to ¥60 million (a 93.9% decrease) as the introduction of conventional products to customers was completed in the previous business year and the full-fledged launch of new products was postponed to the next business year.

Consequently, sales in the system business amounted to ¥2,183 million (a 33.9% decrease).

(3) Investment in plant and equipment:

During the business year under review, capital investment was made principally in appurtenances to the buildings resulting from the increased floor area of the Head Office and the relocation and consolidation of the Matsuyama Office, and design development assistant equipment, which amounted to ¥66 million.

(4) Financing:

To apply to working capital requirements, the Company issues commercial paper and borrows short-term loans from financial institutions as the necessity arises. During the business year under review, the Company issued ¥2,000 million commercial paper and repaid the same amount. Borrowings outstanding as of the close of the business year under review decreased ¥1,350 million from the close of the previous business year to ¥50 million.

During the business year under review, the Company did not raise funds by a capital increase or bond issue.

(5) Future challenges:

The Japanese economy is expected to make no rapid recovery and be faced with more difficult conditions due to slow private spending and continued weak corporate capital investment. However, the rapid prevalence of broadband networks has made corporate

activities more efficient and households and individuals accessible to a greater amount of information and a revolution by information technology (IT) is taking place in the whole society.

Under these circumstances, the Company intends to invest its resources with the clearly defined policy of selection and concentration to maintain and strengthen competitiveness of its system LSIs and system products as an R&D-oriented fabless company. Specifically, the Company intends to build up its technological platform in the field of images, sounds and communications. With regard to system LSIs, the Company intends to exert its efforts to develop and market products, targeting game consoles, cellular phones, digital still cameras and digital TVs. With regard to system products, the Company intends to exert its efforts to develop and market image displaying equipment in the security and monitoring area based on its image processing technology, as well as rich media communication equipment applicable to broadband networks.

Furthermore, to cover content distribution and services that are expected to develop on a full scale in the broadband era, the Company and its group companies (the "Group") intends to provide system LSIs and system products for use in such field, while MegaFusion Corporation, a consolidated subsidiary under the Securities and Exchange Law of Japan, will actively provide total solutions required for rich media services, covering content production and transmission systems. Thus, the Group will contribute to materializing a real communication society and aggressively promote the development of higher value added business.

(6) Recent business performance and assets:

	Business year			
	9th **April 1, 1998 - March 31, 1999**	**10th** **April 1, 1999 - March 31, 2000**	**11th** **April 1, 2000 - March 31, 2001**	**12th** **April 1, 2001 - March 31, 2002**
Sales (millions of yen)	30,897	37,599	51,347	34,649
Ordinary profit (millions of yen)	1,700	2,259	3,622	2,728
Profit for the year (millions of yen)	848	1,320	1,838	1,339
Per-share profit for the year (yen)	76.72	56.17	74.53	54.51
Net assets (millions of yen)	6,524	13,595	15,176	15,808
Net assets per share (yen)	562.93	551.30	615.40	643.19
Total assets (millions of yen)	18,484	21,158	21,242	19,581

(Notes) 1. Tax effect accounting was made applicable in the 10th business year. In comparison with non-application of tax effect accounting, profit for the year increased ¥98 million in the 10th business year.

2. The per-share profit for the 10th business year was calculated on the assumption that the stock split (each share split into two shares) made on November 19, 1999 was made at the beginning of the relevant business year.

3. Retirement benefit accounting, financial instrument accounting and foreign currency transaction accounting were made applicable in the 11th business year. In comparison with the previous accounting method, ordinary profit increased ¥8 million but profit for the year decreased ¥73 million in the 11th business year.

4. Financial instrument accounting was made applicable to other securities with market value in the 12th business year. In comparison with the previous accounting method, net assets and total assets increased ¥70 million and ¥121 million, respectively.

5. Treasury stock is treated as an item of deduction from Shareholders' Equity, effective in the 12th business year.

6. Per-share profit for the year is calculated based on the average of the total number of issued shares (with the deduction of shares of treasury stock) during each business year, effective in the 12th business year.

7. Net assets per share are calculated based on the total number of issued shares (with the deduction of shares of treasury stock) at the end of each business year, effective in the 12th business year.

2. Outline of the Company (as of March 31, 2002)

(1) Major businesses:

Items	Contents
LSI Business	·Planning, development, manufacture and sale of customer-specific LSIs ·Planning, development, manufacture and sale of application-specific standard products ·Purchase and sale of other LSIs (standard LSIs developed by semiconductor manufacturing partners)
System Business	·Planning, development, manufacture and sale of industrial system products ·Planning, development, manufacture and sale of consumer system products

(2) Main offices and plants:

(Translation omitted)

(3) State of shares:

1) Total number of shares authorized to be issued by the Company: 40,000,000 shares

2) Total number of issued shares: 24,661,017 shares

3) Number of shareholders: 3,795 persons
(an increase of 1,392 persons from the close of the previous business year)

4) Principal shareholders:

Name	Shares in the Company held by them	
	(shares)	shareholding ratio (%)
Shindo Corporation	2,250,000	9.12
The Mitsubishi Trust and Banking Corporation (Trust account)	1,855,800	7.53
Masahiro Shindo	1,519,000	6.16
Shigeki Matsuoka	1,512,000	6.13
Nippon Trustee Service Trust Bank, Co., Ltd. (Trust account)	1,292,900	5.24
Ritsuko Shindo	1,097,000	4.45
Mitsui Asset Management Company, Limited as pension fund trustee (two accounts)	820,100	3.33
Yoshimasa Hayashi	713,000	2.89
UFJ Trust Bank Limited (Trust Account A)	670,000	2.72
Akira Takata	621,000	2.52

(Notes) 1. The numbers of shares held by The Mitsubishi Trust and Banking Corporation (Trust account), Nippon Trustee Service Trust Bank, Co., Ltd. (Trust account), Mitsui Asset Management Company, Limited as pension fund trustee (two accounts) and UFJ Trust Bank Limited (Trust Account A) are those related with their trust business.

2. Toyo Trust and Banking Corporation had changed its trade name to UFJ Trust Bank Limited as of January 15, 2002.

(4) Acquisition, disposition and possession by the Company of its own shares

1. Acquisitions of shares:

Acquisition by purchase of less-than-one-unit shares

Shares of common stock	146 shares
Total amount	¥645,140

2. Disposition of shares:

Shares of common stock	1,300 shares
Total amount	¥4,901,000

3. Shares held as of March 31, 2002

Shares of common stock	82,605 shares

(Note) 1,300 shares disposed of during the business year under review which were comprised in 83,700 shares of treasury stock of the Company (as of the close of the previous business year) set aside for its stock option plan for its Directors and employees were those sold as (four) employees eligible for the transfer thereof became disqualified due to retirement.

(5) State of employees:

(Translation omitted)

(6) State of business affiliations

(1) State of major subsidiary:

Name of Company	Capital stock	Shareholding ratio	Principal operations
Digital Image, Inc.	US$3,500 thousand	87.1%	·Sale and support of the Company's system products

(2) Development of business affiliations:

MegaFusion Corporation made a capital increase of ¥948 million through public offering with the closing date being August 8, 2001. As a result, the Company's ratio of shareholdings in MegaFusion Corporation decreased from 59.5% to 49.8% and it ceased to be a subsidiary of the Company.

(3) Result of business affiliations:

The above-listed major subsidiary and MegaFusion Corporation are the Company's consolidated subsidiaries under the Securities and Exchange Law of Japan.

For the business year under review, consolidated sales and consolidated profit for the year amounted to ¥36,898 million (a 31.5% decrease from the previous business year) and ¥1,647 million (an 11.7% decrease), respectively.

(4) State of other important business affiliations

Name of Company	Capital stock	Shareholding ratio	Principal operations
MegaFusion Corporation	¥642 million	49.8%	·Sale and support of the Company's system products; system integration ·Sale of authoring systems ·Provision of rich media services

(5) State of important business tie-ups:

The Company has entered into important business tie-ups with Nintendo Co., Ltd. and Macronix International Co., Ltd., with which the Company has contract labor arrangements with regard to the supply of LSIs for use in computer game consoles.

(7) Principal lenders:

Lender	Balance of borrowings	Shares in the Company held by Lender (shareholding ratio)	
		(shares)	(%)
Nippon Life Insurance Company	¥50 million	90,000	0.36

(8) Directors and Statutory Auditors:

Title	Name
Chairman	Masahiro Shindo
President and Representative Director	Shigeki Matsuoka
Managing Director	Yukihiro Ukai
Director	Tomotaka Ozeki
Director	Yoshimasa Hayashi
Director	Tetsuo Hikawa
Full-time Statutory Auditor	Takashi Nakakado
Full-time Statutory Auditor	Eiji Takagishi
Statutory Auditor	Nozomu Ohara

3. Important facts relating to the state of the Company which occurred subsequent to the closing of accounts:

There is nothing to be stated.

BALANCE SHEET
(As of March 31, 2002)

(thousand yen)

Assets	
Current assets:	**16,862,274**
Cash and deposits	5,137,993
Trade notes receivable	7,140,613
Trade accounts receivable	2,978,179
Merchandise and finished goods	475,257
Semi-finished goods	450,288
Raw materials	243,087
Goods in process	259,007
Stores	1,428
Prepaid expenses	35,688
Deferred tax assets	128,385
Other accounts receivable	4,553
Other current assets	7,791
Fixed assets:	**2,719,653**
Tangible fixed assets	205,949
Buildings	112,956
Tools, furniture and fixtures	61,802
Land	31,190
Intangible fixed assets	856,946
Patents	389
Telephone rights	2,713
Software	227,213
Software suspense account	626,629
Investment, etc.	1,656,757
Investment securities	501,010
Capital stocks of subsidiaries	206,364
Contributions	200,903
Long-term prepaid expenses	180,928
Prepaid pension expense	46,565
Deferred tax assets	297,030
Guarantees	205,204
Other investments, etc.	18,750
Total Assets	19,581,927

(thousand yen)

Liabilities

Current liabilities:	**3,615,816**
Trade accounts payable	2,519,798
Short-term loans payable	50,000
Accounts payable - others	487,216
Accrued corporate income taxes	367,389
Accrued consumption taxes, etc.	313
Accrued expenses payable	70,011
Deposit received	8,367
Allowance for bonuses	112,719
Fixed liabilities:	**157,325**
Reserve for officers' retirement allowances	157,325
Total Liabilities	3,773,142

Shareholders' Equity

Capital:	**4,840,313**
Legal reserve:	**6,033,123**
Capital reserve	5,936,081
Earned reserve	97,042
Surplus:	**5,322,976**
Voluntary reserve	3,331,278
Reserve for programs, etc.	778
General reserve	3,330,500
Unappropriated retained earnings for the year	1,991,698
(of which, profit for the year)	1,339,750
Revaluation difference	**70,428**
Revaluation difference of other securities	70,428
Treasury stock	(-) **458,057**
Total Shareholders' Equity	15,808,784
Total Liabilities and Shareholders' Equity	19,581,927

STATEMENT OF INCOME

(For the period from April 1, 2001 to March 31, 2002)

(thousand yen)

Ordinary Profit and Loss

Operating profit and loss:		
Operating profit		
Sales		34,649,295
Operating expenses		
Cost of sales	28,858,464	
Selling, general and administrative expenses	3,084,390	31,942,855
Operating income		**2,706,439**
Non-operating profit and loss:		
Non-operating profit		
Interest and dividends received	9,394	
Revenue from investment business association	14,560	
Exchange gain	8,372	
Other non-operating income	6,885	39,213
Non-operating expenses		
Interest paid	4,499	
Other non-operating expenses	12,919	17,418
Ordinary profit		**2,728,234**
Special income and loss:		
Special loss		
Loss from disposition of LSI products	12,763	
Loss from disposition of system products	54,959	
Loss from liquidation of projects	110,000	
Loss on sale of investment securities	36,000	
Valuation loss of investment securities	39,609	
Valuation loss of capital stocks of subsidiaries	147,850	401,183
Pretax net profit for the year		**2,327,050**
Corporate income taxes, inhabitant taxes and enterprise taxes	1,032,264	
Interperiod tax allocation	(-) 44,965	987,299
Profit for the year		**1,339,750**
Profit brought forward from the previous year		651,947
Unappropriated retained earnings for the year		**1,991,698**

Significant Accounting Policies:

1. Basis and methods for evaluation of securities:

Capital stocks of subsidiaries and affiliated companies: At cost, determined by the moving average method

Other securities:

Securities with market value: At market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.)

Securities without market value: At cost, determined by the moving average method

2. Basis and methods for evaluation of inventories:

(1) Merchandise: At cost, determined by the periodic average method.

(2) Finished goods, semi-finished goods and raw materials:

At cost, determined by the periodic average method.

(3) Goods in process: At cost, determined by the actual cost method.

(4) Stores: At cost, determined by the last cost method.

3. Method of depreciation of fixed assets:

(1) Tangible fixed assets: Declining balance method

Buildings shall be depreciated over three to 47 years and tools, furniture and fixtures shall be depreciated over four to 15 years.

(2) Trivial depreciable assets: Three-year equal installment method

(3) Intangible fixed assets: Straight line method

However, depreciation of software (for use by the Company) is made by the straight line method based on the useful life (5 years) within the Company. Depreciation of software (for sale on the market) is made by the straight line method based on the salable period (3 years).

(4) Long-term prepaid expenses: Equal installment method

However, depreciation of development expenses specially paid for preparing for mass production is made for the straight line method based on the salable period (3 years).

4. Method of treatment of deferred assets:

Experimental and research expenses: Experimental and research expenses are all treated as expenses upon payment thereof.

5. Basis for providing reserves:

(1) Allowance for doubtful receivables:

To provide for losses arising from debts becoming uncorrectable, the Company provides an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific credits, including possible non-performing credits.

(2) Allowance for bonuses:

An allowance for the bonuses to be paid to employees is provided in an estimated amount due during the accounting period.

(3) Reserve for employee retirement benefits:

To meet the payment of retirement benefits to employees, the Company provides a reserve, based on estimated retirement benefit obligations and the amount of plan assets as of the end of the current business year. An excess of plan assets over retirement benefit obligations as of the end of the current business year is treated as prepaid pension expense.

(4) Reserve for officers' retirement allowances:

To provide for the payment of retirement allowances to officers, a reserve is made in an amount required to be paid at the end of the current business year pursuant to the Company's internal regulations.
The reserve is a reserve provided for in Article 287-2 of the Commercial Code of Japan.

6. Method of treatment of lease transactions:

A financial lease other than those in which ownership of leased property is deemed to pass to its lessee is treated in the manner in which ordinary lease transactions are treated.

7. Accounting treatment of consumption tax:

   Consumption tax is treated for accounting purpose on a tax-excluded basis.

(Additional information)

1. Financial instruments accounting

   As from this current business year, the Company has applied the accounting standard concerning financial instruments (the "Opinion Concerning Establishment of Accounting Standard for Financial Instruments" (the Business Accounting Deliberation Council, January 22, 1999)) to the method for evaluation of other securities with market value.

   Accordingly, the Company registered ¥70,428 thousand of revaluation difference of other securities and ¥51,000 thousand of deferred tax liabilities.

2. Treasury stock

   Effective in this current business year, "Treasury stock", which used to be included in current assets and fixed assets, are stated at the end of the section of Shareholders' Equity to be subject to deduction from the shareholders' equity, as a result of the amendment to the "Regulations Concerning Balance Sheets, Statements of Income, Business Reports and Their Accompanying Detailed Statements of Stock Corporations".

NOTES:
(Notes to Balance Sheet)

1. Figures of the above amounts are stated by discarding fractions of one thousand yen.

2. Accumulated amount of depreciation of tangible fixed assets: ¥103,925 thousand

3. The Company uses computers, computer peripherals, passenger cars, etc. under lease agreements, in addition to the fixed assets reported in the balance sheet.

4. Important foreign currency assets and liabilities:

(1)	Trade accounts receivable:	¥70,254 thousand	(NT$18,498 thousand)
(2)	Capital stocks of subsidiaries:	¥206,364 thousand	(US$1,660 thousand)
(3)	Contributions:	¥123,332 thousand	(US$926 thousand)

5. Guarantee obligations: ¥666,250 thousand (US$5,000 thousand)

6. Notes due at the close of a business year are settled on a day on which clearing houses are open for business. As the close of the business year under review fell on a day on which banking institutions were not open for business, the following notes due at the close of business year under review were included in the closing balance:

Notes receivable - trade	¥35,067 thousand

7. Per-share profit for the year: ¥54.51

8. Increase in net assets due to evaluation at market value as provided for in Article 290, paragraph 1, item 6 of the Commercial Code of Japan: ¥70,428 thousand

(Notes to Statement of Income)

1. Figures of the above amounts are stated by discarding fractions of one thousand yen.

2. Volume of transactions with subsidiaries:

(1)	Sales	¥968,605 thousand
(2)	Operating expenses	¥124,035 thousand
(3)	Volume of transactions other than operating transactions	¥587 thousand

PROPOSED APPROPRIATION OF RETAINED EARNINGS

(yen)

Unappropriated retained earnings at the end of year	1,991,698,267
Reversal of reserve for programs, etc.	778,650
Total:	1,992,476,917
To be appropriated as follows:	
Dividends	245,784,120
(Ordinary dividend: ¥10 per share)	
Bonuses to officers	42,000,000
(of which, bonuses to Statutory Auditors)	(9,000,000)
General reserve	1,100,000,000
Retained earnings brought forward to the next year	604,692,797

(Note) For the purpose of calculating dividends, 82,605 shares of treasury stock are excluded.

Copy of Account Auditors' Audit Report

AUDIT REPORT

May 14, 2002

Mr. Shigeki Matsuoka
President and Representative Director
MegaChips Corporation

Asahi & Co.

By Hiromi Ohashi (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Akira Yonezawa (seal)
Certified Public Accountant
Participating Partner

In accordance with the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, we, the oversigned auditing firm, audited the balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 12th business year of MegaChips Corporation (the "Company") covering the period from April 1, 2001 to March 31, 2002. The portion of the business report and the accompanying detailed statements relating to accounting consisted of those of the matters contained therein which were stated on the basis of the entries in the Company's accounting books.

In making such audit, we complied with generally accepted fair and reasonable auditing standards and followed such auditing procedures as should normally be followed. The auditing procedures include those followed in respect of any subsidiary of the Company as we deemed necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and profit and loss of the Company in accordance with the laws, regulations and the

Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with the laws, regulations and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code of Japan.

There is no such relation of interests between the Company and this audit corporation or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

Copy of Board of Statutory Auditors' Audit Report

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 12th business year from April 1, 2001 to March 31, 2002, prepared this audit report upon deliberation and hereby report as follows:

1. Method of audit by Statutory Auditors in outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company and required the subsidiaries to render reports on their business operations whenever necessary. We also required the Company's Account Auditors to render reports on and accounts of their audit and examined the accounting statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, we, in addition to following the aforementioned method of audit, whenever necessary required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the Account Auditors, Asahi & Co. are proper;

(2) That the business report fairly presents the state of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated

therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, no dishonest act or fact of violation of laws, regulations or the Articles of Incorporation exists.

With respect to any competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors.

May 15, 2002

Board of Statutory Auditors
MegaChips Corporation

Takashi Nakakado (seal)
Full-time Statutory Auditor

Eiji Takagishi (seal)
Full-time Auditor

Nozomu Ohara (seal)
Statutory Auditor

(Note) Statutory Auditor Nozomu Ohara is an outside statutory auditor as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

EXPLANATORY INFORMATION FOR EXERCISE OF VOTING RIGHTS

1. Total number of voting rights of all the shareholders:

245,770 rights.

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 12th business year

The Company gives a top priority to distributing profits to the shareholders as an important policy of management and follows a fundamental policy of maintaining the constant payment of dividends. With regard to the allocation of profits, the Company takes into consideration internal reserves necessary for future business development and the strengthening of its corporate base, as well as prospects for its operation results.

Under this policy, with regard to dividends to shareholders for the business year under review, in appreciation of our shareholders' support, management proposes to pay an ordinary dividend of ¥10 per share, an increase of ¥2 per share from the previous business year.

Proposition No. 2: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

(1) The "Law Concerning Special Exceptions to the Commercial Code Relating to Procedures of Cancellation of Shares" of Japan was abolished. Accordingly, management proposes to delete paragraph 2 of Article 5 (Total number of shares to be issued and cancellation of shares) of the existing Articles of Incorporation.

(2) The "Law to Amend Part of the Commercial Code, Etc." of Japan (2001 Law No. 79) became effective, which includes (i) the abolition of the system of par value shares and (ii) the creation of the system of a unit of shares (*tan-gen-kabu*). Consequently, as of October 1, 2001, the amount of each par value share provided for in the Articles of Incorporation of the Company was abolished, the number of shares constituting one unit (*tan-i*) was replaced by the number of shares constituting one unit (*tan-gen*) and an amendment was deemed to be made to the Articles of Incorporation that no certificates for any number of shares constituting less than one unit (*tan-gen*) of shares shall be issued. Accordingly, management proposes to amend Article 6 (Par value of each par value share and the number of shares to constitute one unit), paragraph 3 of Article 7 (Transfer agent) and Article 8 (Share Handling Regulations) of the existing Articles of Incorporation.

With the enforcement of the said Law, the basis for calculating a quorum at a general meeting of shareholders has been changed from the "total number of shares held by

shareholders having voting rights" to the "number of voting rights of all the shareholders". Accordingly, management proposes to make required amendment to the method of election of Directors and Statutory Auditors provided for in Article 16 (Method of election) and Article 26 (Method of election) of the existing Articles of Incorporation.

(3) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code, Etc." (2001 Law No. 128) and the "Law to Arrange Relevant Laws upon Enforcement of the Law to Amend Part of the Commercial Code, Etc." (2001 Law No. 129), the provisions of convertible bonds were replaced by the provisions of bonds with rights to subscribe for new shares. Accordingly, management proposes to delete Article 38 (Time of conversion of convertible bonds) of the existing Articles of Incorporation. Additionally, the said Laws allow the recording by electromagnetic methods of notices and applications between companies and shareholders and documents prepared by companies. Accordingly, management proposes to make required amendment to paragraph 3 of Article 7 (Transfer agent), Article 8 (Share Handling Regulations), paragraph 1 of Article 9 (Record date), Article 14 (Minutes of general meeting of shareholders), Article 22 (Minutes of meetings of the Board of Directors), Article 31 (Minutes of meetings of the Board of Statutory Auditors), Article 35 (Dividends) and Article 36 (Interim dividends) of the existing Articles of Incorporation.

(4) With regard to paragraph 2 of Article 9 (Record date) of the existing Articles of Incorporation, the record date for interim dividends is fixed on September 30 by Article 36 (Interim dividends) of the existing Articles of Incorporation and therefore, no advance public notice is required for the payment of interim dividends. Accordingly, management proposes to delete the unnecessary portion of the provision.

(5) As a means of management reforms, the Company reviewed its plans of officers' remuneration. As a result, it was resolved at the meeting of its Board of Directors held on March 15, 2002 that the plan of retiring gratuities, which was not much relevant to its performances and shareholder value, be abolished as of the end of the business year under review and instead, a uniform plan of annual remuneration for officers, which includes bonuses to be paid based upon their contribution to results and performances of the Company, be established. Accordingly, management proposes to delete the provisions of Directors and Statutory Auditors' retiring gratuities under Article 24 (Remuneration and retiring gratuities) and Article 33 (Remuneration and retiring gratuities) of the existing Articles of Incorporation. Additionally, management proposes to change the term of office of Directors as provided for in paragraph 1 of Article 17 (Term of office) from two years to one year and delete paragraph 2 of the said Article.

(6) As provided for in the Articles of Incorporation, any shareholder of the Company may exercise his/her voting rights by proxy who shall be another shareholder of the Company having voting rights by submitting a document establishing the power of attorney to each general meeting of shareholders. Under the existing Articles of Incorporation, only the proxy is required to submit such document. To additionally

require a shareholder delegating proxy to submit such document, management proposes to amend paragraph 2 of Article 13 (Exercise of voting rights by proxy).

(7) In addition to the above, management proposes to change expressions and make necessary amendment.

2. Particulars of the amendment:

The particulars of the proposed amendment are set forth below:

(Underlines show amendment)

Existing Articles of Incorporation	Proposed amendment
Chapter II. Shares	**Chapter II. Shares**
(Total number of shares to be issued and cancellation of shares)	(Total number of shares to be issued)
Article 5. The total number of shares authorized to be issued by the Company shall be 40,000,000 shares; provided, however, that in the event that shares are cancelled, the number of shares so cancelled shall be subtracted from the total number of shares so authorized.	Article 5. (Same as existing)
2. By resolution of the Board of Directors, the Company may purchase its own shares, not exceeding 1,000,000 shares, for the purpose of cancellation thereof by appropriation of profit, on or after June 30, 1999.	(To be deleted)
(Par value of each par value share and the number of shares to constitute one unit (*tan-i*))	(Number of shares to constitute one unit (*tan-gen*) and non-issuance of certificates for less-than-one-unit (*tan-gen*) shares)
Article 6. The par value of each of the par value shares to be issued by the Company shall be ¥50.	Article 6. (To be deleted)
2. The number of shares to constitute one unit (*tan-i*) of shares of the Company shall be 100 shares.	The number of shares to constitute one unit (*tan-gen*) of shares of the Company shall be 100 shares.
(To be established)	2. The Company shall issue no certificate for any number of shares constituting less than one unit (*tan-gen*) of shares ("less-than-one-unit (*tan-gen*) shares").

Existing Articles of Incorporation	Proposed amendment
(Transfer agent)	(Transfer agent)
Article 7. The Company shall have a transfer agent with respect to its shares.	Article 7. (Same as existing)
2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors.	2. (Same as existing)
3. The register of shareholders and the register of beneficial shareholders (hereinafter called the "register of shareholders, etc.") of the Company shall be kept at the place of business of the transfer agent and the registration of a transfer of shares, purchase of less-than-one-unit (*tan-i*) shares, registration of a pledge or cancellation thereof, indication of trust property or cancellation thereof, entries in the register of beneficial shareholders, delivery of share certificates, acceptance of notifications and other business relating to shares shall be handled by the transfer agent and not by the Company.	3. The register of shareholders and the register of beneficial shareholders (hereinafter called the "register of shareholders, etc.") of the Company shall be kept at the place of business of the transfer agent and the registration of a transfer of shares, purchase of less-than-one-unit (*tan-gen*) shares, registration of a pledge or cancellation thereof, indication of trust property or cancellation thereof, entries or records in the register of beneficial shareholders, delivery of share certificates, acceptance of notifications and other business relating to shares shall be handled by the transfer agent and not by the Company.
(Share Handling Regulations)	(Share Handling Regulations)
Article 8. The denominations of share certificates of the Company and the handling relating to shares, such as the registration of a transfer of shares, purchase of less-than-one-unit (*tan-i*) shares, registration of a pledge or cancellation thereof, indication of trust property or cancellation thereof, entries in the register of beneficial shareholders, delivery of share certificates and acceptance of notifications, and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors, in addition to laws, ordinances or these Articles of Incorporation.	Article 8. The denominations of share certificates of the Company and the handling relating to shares, such as the registration of a transfer of shares, purchase of less-than-one-unit (*tan-gen*) shares, registration of a pledge or cancellation thereof, indication of trust property or cancellation thereof, entries or records in the register of beneficial shareholders, delivery of share certificates and acceptance of notifications, and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors, in addition to laws, ordinances or these Articles of Incorporation.
(Record date)	(Record date)
Article 9. The Company shall treat the shareholders (including the beneficial shareholders; the same applies hereinafter) having voting rights and appearing in the final register of shareholders as of March 31 of each year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant closing of accounts.	Article 9. The Company shall treat the shareholders (including the beneficial shareholders; the same applies hereinafter) having voting rights and appearing or recorded in the final register of shareholders, etc. as of March 31 of each year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant closing of accounts.

Existing Articles of Incorporation	Proposed amendment
2. In addition to the preceding paragraph, for the purpose of determining persons entitled to receive interim dividends or if otherwise necessary, the Company may extraordinarily fix a record date, by giving advance public notice in accordance with the resolution of the Board of Directors.	2. In addition to the preceding paragraph, if necessary, the Company may extraordinarily fix a record date, by giving advance public notice in accordance with the resolution of the Board of Directors.
Chapter III. General Meeting of Shareholders	**Chapter III. General Meeting of Shareholders**
(Exercise of voting rights by proxy)	(Exercise of voting rights by proxy)
Article 13. A shareholder may exercise his voting rights by proxy who shall be another shareholder of the Company having voting rights.	Article 13. (Same as existing)
2. The proxy mentioned in the preceding paragraph shall submit a document establishing the power of attorney to each general meeting of shareholders.	2. The shareholder or proxy mentioned in the preceding paragraph shall submit to the Company a document establishing the power of attorney for each general meeting of shareholders.
(Minutes of general meeting of shareholders)	(Minutes of general meeting of shareholders)
Article 14. The proceedings in outline and the resultant actions taken at each general meeting of shareholders shall be entered in minutes and the chairman and the Directors present shall affix their names and seals thereto.	Article 14. The proceedings in outline and the resultant actions taken at each general meeting of shareholders shall be entered or recorded in minutes and the chairman and the Directors present shall affix their names and seals or their electronic signatures thereto.
Chapter IV. Directors and Board of Directors	**Chapter IV. Directors and Board of Directors**
(Method of election)	(Method of election)
Article 16. Directors of the Company shall be elected at a general meeting of shareholders.	Article 16. (Same as existing)
2. Directors shall be elected at a general meeting at which shareholders who hold shares representing one-third or more of the total number of the voting shares shall be present, by a majority of the votes of the shareholders so present.	2. Directors shall be elected at a general meeting at which shareholders who hold one-third or more of the voting rights of all the shareholders shall be present, by a majority of the votes of the shareholders so present.

Existing Articles of Incorporation	Proposed amendment
3. The election of Directors shall not be by cumulative voting.	3. (Same as existing)
(Term of office)	(Term of office)
Article 17. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within <u>two (2)</u> years after their assumption of office.	Article 17. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within <u>one (1)</u> year after their assumption of office.
<u>2. The term of office of Directors elected as a result of an increase in their number or to fill vacancies shall expire at such time as the term of office of the other Directors currently in office shall expire.</u>	(To be deleted)
(Minutes of meetings of the Board of Directors)	(Minutes of meetings of the Board of Directors)
Article 22. The proceedings in outline and the resultant actions taken at each meeting of the Board of Directors shall be entered in minutes and the chairman, the Directors and the Statutory Auditors present shall affix their names and seals thereto.	Article 22. The proceedings in outline and the resultant actions taken at each meeting of the Board of Directors shall be entered <u>or recorded</u> in minutes and the chairman, the Directors and the Statutory Auditors present shall affix their names and seals <u>or their electronic signatures</u> thereto.
(Remuneration <u>and retiring gratuities</u>)	(Remuneration)
Article 24. Remuneration <u>and retiring gratuities</u> of Directors shall be determined by resolution of the general meeting of shareholders.	Article 24. Remuneration of Directors shall be determined by resolution of the general meeting of shareholders.
Chapter V. Statutory Auditors and Board of Statutory Auditors	**Chapter V. Statutory Auditors and Board of Statutory Auditors**
(Method of election)	(Method of election)
Article 26. Statutory Auditors of the Company shall be elected at a general meeting of shareholders.	Article 26. (Same as existing)
2. Statutory Auditors shall be elected at a general meeting at which shareholders who hold <u>shares representing</u> one-third or more of <u>the total number of the voting shares</u> shall be present, by a majority of the votes of the	2. Statutory Auditors shall be elected at a general meeting at which shareholders who hold one-third or more of <u>the voting rights of all the shareholders</u> shall be present, by a majority of the votes of the shareholders so present.

Existing Articles of Incorporation	Proposed amendment
shareholders so present.	
(Minutes of meetings of the Board of Statutory Auditors)	(Minutes of meetings of the Board of Statutory Auditors)
Article 31. The proceedings in outline and the resultant actions taken at each meeting of the Board of Statutory Auditors shall be entered in minutes and the Statutory Auditors present shall affix their names and seals thereto.	Article 31. The proceedings in outline and the resultant actions taken at each meeting of the Board of Statutory Auditors shall be entered or recorded in minutes and the Statutory Auditors present shall affix their names and seals or their electronic signatures thereto.
(Remuneration and retiring gratuities)	(Remuneration)
Article 33. Remuneration and retiring gratuities of Statutory Auditors shall be determined by resolution of the general meeting of shareholders.	Article 33. Remuneration of Statutory Auditors shall be determined by resolution of the general meeting of shareholders.
Chapter VI. Accounts	**Chapter VI. Accounts**
(Dividends)	(Dividends)
Article 35. Dividends of the Company shall be paid to the shareholders or the registered pledgees appearing in the final register of shareholders, etc. as of March 31of each year.	Article 35. Dividends of the Company shall be paid to the shareholders or the registered pledgees appearing or recorded in the final register of shareholders, etc. as of March 31of each year.
(Interim dividends)	(Interim dividends)
Article 36. The Company may, by resolution of the Board of Directors, make cash distribution as provided for in Article 293-5 of the Commercial Code ("interim dividends") to the shareholders or the registered pledgees appearing in the final register of shareholders as of September 30 of each year.	Article 36. The Company may, by resolution of the Board of Directors, make cash distribution as provided for in Article 293-5 of the Commercial Code ("interim dividends") to the shareholders or the registered pledgees appearing or recorded in the final register of shareholders as of September 30 of each year.
(Time of conversion of convertible bonds)	(To be deleted)
Article 38. The first dividend or interim dividend on the shares issued upon conversion of convertible bonds issued by the Company shall be paid on the assumption that such conversion took place on April 1, if the conversion was made from April 1 to September 30 or on October 1, if the conversion was made from October 1 to March 31 of the following year.	

Proposition No. 3: Acquisition by the Company of its own shares

To be able to carry out management with agility in response to changes in the economic conditions, it is proposed that the Company be authorized to acquire its shares of common stock, not exceeding 500,000 shares, for the aggregate acquisition prices not exceeding ¥2 billion during the period starting from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

This proposition, if approved and adopted, will provide a framework under which the Company may acquire its own shares. The Board of Directors will, taking into consideration the future economic conditions and corporate environments and according to need, decide whether and how the Company will acquire its own shares.

Proposition No. 4: Election of one Director

Messrs. Masahiro Shindo and Tomotaka Ozeki will resign as Directors as of the close of this Ordinary General Meeting of Shareholders.

To strengthen the functions of the Board of Directors, management proposes that one Director be elected.

Candidate for Director Mr. Hiroyuki Mizuno satisfies the requirement for an outside director as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

The candidate for Director is as follows:

Name	Current title	Numbers of shares of the Company held by candidate
Hiroyuki Mizuno	June 2001: Director of Konami Co, Ltd.	0 share

(Note) There is no relation of special interest between the candidate and the Company.

Proposition No. 5: Election of two Statutory Auditors

Mr. Eiji Takagishi will resign as Statutory Auditor as of the close of this Ordinary General Meeting of Shareholders.

To improve and strengthen the audit system of the Company, management proposes that two Statutory Auditors be elected.

The Board of Statutory Auditors has consented to this proposition.

The candidates for Directors are as follows (Mr. Daisuke Kosaka will replace Mr. Eiji Takagishi):

No.	Name	Current title		Numbers of shares of the Company held by candidate
1.	Daisuke Kosaka	June 2001:	General Manager of Quality Assurance Dept. of MegaFusion Corporation	193,500 shares
2.	Keiichi Kitano	June 2000:	Statutory Auditor of MegaFusion Corporation	16,000 shares

(Notes) 1. There is no relation of special interest between each of the candidates and the Company.

2. Mr. Keiichi Kitano is a candidate for an outside statutory auditor as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

Proposition No. 6: Granting of retiring gratuities to the retiring Directors and Statutory Auditor and payments upon the abolition of the plan of officers' retiring gratuities

As a means of management reforms, the Company reviewed its plans of officers' remuneration. As a result, it was resolved at the meeting of its Board of Directors held on March 15, 2002 that the plan of retiring gratuities, which was not much relevant to its performances and shareholder value, be abolished as of the end of the business year under review and instead, a uniform plan of annual remuneration for officers, which includes bonuses to be paid based upon their contribution to results and performances of the Company, be established.

Accordingly, it is proposed that retiring gratuities be granted to the Directors and Statutory Auditor resigning as of the close of this Ordinary General Meeting of Shareholders and payments upon the abolition of the plan of officers' retiring gratuities be made to the Directors and Statutory Auditors currently in office, within the limit of ¥157,325 thousand of the reserve for officers' retirement allowances.

It is proposed that retirement gratuities be granted to Messrs. Masahiro Shindo and Tomotaka Ozeki, who will resign as Directors as of the close of this Ordinary General Meeting of Shareholders, and Mr. Eiji Takagishi, who will resign as Statutory Auditor as of the close of this Ordinary General Meeting of Shareholders, in appreciation of the distinguished services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standard of the Company and that the determination of the actual amount, time, method of presentation and other items be entrusted to the Board of Directors in respect of the retiring Directors and to the mutual consultation among the Statutory Auditors in respect of the retiring Statutory Auditor, respectively.

It is proposed that upon the abolition of the plan of officers' retiring gratuities of the Company, the amounts to be calculated in accordance with the standard specified therein be

paid to four Directors and two Statutory Auditors currently in office and that the determination of the actual amount, time, method of presentation and other items be entrusted to the Board of Directors in respect of the Directors and to the mutual consultation among the Statutory Auditors in respect of the Statutory Auditors, respectively.

- END -

(Translation)

June 25, 2002

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 12TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 12th Ordinary General Meeting of Shareholders of the Company held today, report was made and resolutions were adopted as set forth below.

Yours very truly,

1-6, Miyahara 4-chome,
Yodogawa-ku, Osaka

MegaChips Corporation

Shigeki Matsuoka
President and Representative Director

Description

Matters reported:

Report on the balance sheet as of March 31, 2002 and the business report and statement of income for the 12th business year (from April 1, 2001 to March 31, 2002).

The Company reported on the contents of the above mentioned documents.

The Company used to give public notices of financial statements for the previous

business years in the Nihon Keizai Shimbun. Applicable to the business year under review, the Company will instead post its balance sheet and statement of income on its website (http://www.megachips.co.jp/kesaan.html).

Matters resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 12th business year

The proposition was approved and adopted as proposed. The ordinary dividend for the year was determined at ¥10 per share, an increase of ¥2 per share from the previous business year.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 3: Acquisition by the Company of its own shares

The proposition was approved and adopted as proposed.

Proposition No. 4: Election of one Director

The proposition was approved and adopted as proposed. Mr. Hiroyuki Mizuno was elected as Director and assumed office.

Mr. Hiroyuki Mizuno is an external director as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

Proposition No. 5: Election of two Statutory Auditors

The proposition was approved and adopted as proposed. Messrs. Daisuke Kosaka and Keiichi Kitano were elected as Statutory Auditors and assumed office.

Proposition No. 6: Granting of retiring gratuities to the retiring Directors and Statutory Auditor and payments upon the abolition of the plan of officers' retiring gratuities

The proposition was approved and adopted as proposed that retiring gratuities be granted to the retired Directors and Statutory Auditor and payments upon the abolition of the plan of officers' retiring gratuities be made to the Directors and Statutory Auditors currently in office, within the limit of ¥157,325 thousand of the reserve for officers' retirement allowances.

The proposition was approved and adopted as proposed that retirement gratuities be granted to the retired Directors Messrs. Masahiro Shindo and Tomotaka Ozeki and the retired Statutory Auditor Mr. Eiji Takagishi, in appreciation of the distinguished services rendered by

them while in office, within the extent of a reasonable amount in accordance with the established standard of the Company and that the determination of the actual amount, time, method of presentation and other items be entrusted to the Board of Directors in respect of the retired Directors and to the mutual consultation among the Statutory Auditors in respect of the retired Statutory Auditor, respectively.

The proposition was approved and adopted as proposed that upon the abolition of the plan of officers' retiring gratuities of the Company, the amounts to be calculated on the basis specified therein be paid to four Directors and two Statutory Auditors currently in office and that the determination of the actual amount, time, method of presentation and other items be entrusted to the Board of Directors in respect of the Directors and to the mutual consultation among the Statutory Auditors in respect of the Statutory Auditors, respectively.

- - - - -

After the close of this Ordinary General Meeting of Shareholders, Messrs. Takashi Nakakado and Daisuke Kosaka were elected as full-time Statutory Auditors from among the Statutory Auditors and assumed office:

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